SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                 FORM 11-K


   / X /      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                           EXCHANGE ACT OF 1934
               For the fiscal year ended: December 31, 1999

                                    OR

 /   /      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                           EXCHANGE ACT OF 1934
                      For the transition period:  N/A


                      Commission File Number 0-13358


 A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

         CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan.
                         (Exact name of the plan)


  B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                       CAPITAL CITY BANK GROUP, INC.
          (Exact name of registrant as specified in its charter)

            217 North Monroe Street, Tallahassee, Florida 32301
                 (Address of principal executive offices)


                           REQUIRED INFORMATION
    The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. Profit Sharing 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                 Capital City Bank Group, Inc.
                  Profit Sharing 401(k) Plan


               Financial Statements and Schedules
                as of December 31, 1999 and 1998
                         Together With
                       Auditors' Report

                  CAPITAL CITY BANK GROUP, INC.

                   PROFIT SHARING 401(K) PLAN


                FINANCIAL STATEMENTS AND SCHEDULE

                   DECEMBER 31, 1999 AND 1998




                        TABLE OF CONTENTS



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits
       --December 31, 1999 and 1998

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes--December 31, 1999

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Retirement Committee of
Capital City Bank Group, Inc.:


We have audited the accompanying statements of net assets available for benefits of CAPITAL CITY BANK GROUP, INC. PROFIT SHARING 401(k) PLAN as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Jacksonville, Florida
June 9, 2000

                  CAPITAL CITY BANK GROUP, INC.

                   PROFIT SHARING 401(K) PLAN


         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                   DECEMBER 31, 1999 AND 1998



                                                    1999         1998
                                                 ----------   ----------
ASSETS:
  Cash and cash equivalents                      $   48,784   $   38,767
                                                 ----------   ----------
  Investments, at fair value:
     SEI S&P 500 Fund                             1,194,103      651,215
     American Century International Growth Fund     352,099      151,100
     Berger Small Cap Stock Fund                    244,562      155,124
     Capital City Bank Group Common Stock            83,463       68,358
     SEI Bond Index Fund                             81,810      111,907
     Provident T-Fund                                34,947       24,967
     SEI Short Duration Government Fund              21,518       18,796
                                                 ----------   ----------
          Total investments                       2,012,502    1,181,467
                                                 ----------   ----------
  Accrued investment income                           5,959        2,524
                                                 ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS                $2,067,245   $1,222,758
                                                 ==========   ==========

The accompanying notes are an integral part of these statements.

                  CAPITAL CITY BANK GROUP, INC.

                   PROFIT SHARING 401(k) PLAN


     STATEMENT OF CHANGES NET ASSETS AVAILABLE FOR BENEFITS

              FOR THE YEAR ENDED DECEMBER 31, 1999



ADDITIONS:
  Contributions:
    Participants                      $  560,872
    Rollovers                             27,429
                                      ----------
         Total contributions             588,301
                                      ----------
  Investment income:
    Net appreciation in fair value       312,696
    Dividends                              7,238
                                      ----------
         Total investment income         319,934
                                      ----------
         Total additions                 980,235

DEDUCTIONS:
  Benefits paid to participants          (63,748)
                                      ----------
         Net increase                    844,487

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                    1,222,758
                                      ----------
  End of year                         $2,067,245
                                      ==========



 The accompanying notes are an integral part of this statement.

                  CAPITAL CITY BANK GROUP, INC.

                   PROFIT SHARING 401(K) PLAN


           NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                   DECEMBER 31, 1999 AND 1998



1.    DESCRIPTION OF THE PLAN

The following description of the Capital City Bank Group, Inc.
Profit Sharing 401(k) Plan (the "Plan") provides general information only. More complete information regarding the Plan's provisions may be found in the plan document.

General
-------

The Plan, as established on October 1, 1997, effective retroactively to January 1, 1997, is a defined contribution plan under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan provides benefits to all employees of Capital City Bank Group, Inc. (the "Company"). Presently, employees of the Company and certain participating subsidiaries who are 21 years of age or older become eligible to participate in the Plan at the time of employment. Employees may enter the Plan as of the January 1, April 1, July 1, or October 1 following the date upon which employees become eligible to participate in the Plan.

On May 7, 1999, the Company acquired the First National Bank of
Grady County.  Effective May 7, 1999, the employees of the First
National Bank of Grady County became eligible to participate in the Plan.

Contributions and Withdrawals
-----------------------------

Each year, participants may elect to contribute up to 15% of pretax annual compensation, as defined in the Plan and subject to certain limitations under the IRC. Participants may choose to change their deferral percentage at any time. Employer matching and discretionary contributions may be contributed to the Plan at the option of the Company's board of directors, subject to certain limitations. There were no employer contributions in 1999.

Participants may receive a distribution while in service upon demonstration of financial hardship.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and allocations of plan earnings. Allocations of plan earnings are based on account balances, as defined in the Plan. Employer discretionary contributions are allocated among all participants in an amount equal to the ratio of the participant's compensation to the compensation of all participants for the plan year.

Investment Options
------------------

Participants may change investments or redesignate the percentages on the following dates:

   March 1
   June 1
   September 1
   December 1

Upon enrollment in the Plan, a participant may direct employee contributions in any of seven investment options:

     MONEY MARKET FUND

          Provident T-Fund
          ----------------

          The Provident T-Fund is a money market fund whose objective is to seek current income with overnight liquidity and security of principal. The fund invests in U.S. Treasury bills, notes, and direct obligations of the U.S. Treasury and in repurchase agreements fully collateralized by such obligations. The fund's average weighted maturity is 37 days.

     BOND FUNDS

          SEI Short Duration Government Fund
          ----------------------------------

          The SEI Short Duration Government Fund seeks to provide current income and to preserve principal value. The fund invests in those securities issued by the U.S. government and backed by its full faith and credit and securities issued by U.S. government agencies. The average maturity of the fund is one to three years.
          The fund seeks to provide a higher level of sustainable income and total return than money market investments, with limited principal value fluctuations.

          SEI Bond Index Fund
          -------------------

          The SEI Bond Index Fund's objective is current income. The fund seeks to provide investment results that correspond to the aggregate price and income performance of the debt securities in the Lehman Aggregate Bond Index. The index covers the U.S. investment-grade fixed rate bond market, including the government and corporate markets, agency mortgage pass-through securities, and asset-backed securities. The maturity of the index is typically between eight and ten years.

     STOCK FUNDS

          SEI S&P 500 Fund
          ----------------

          The SEI S&P 500 Fund's investment objective is long-term growth of capital. The fund seeks to provide investment results consistent with the stock market as a whole, as represented by the Standard & Poor's 500 Stock Index. The fund purchases, in the same proportion, the 500 common stocks, which make up the Standard & Poor's 500 Stock Index. The 50 largest stocks in the index account for approximately 50% of the weighting of the index, and the index represents approximately two-thirds of the market value of common stocks listed on the New York Stock Exchange. Deviations in performance between the fund and the index, called tracking errors, is typically attributable to trading costs and cash reserves held for liquidity needs.

          American Century International Growth Fund
          ------------------------------------------

          The American Century International Growth Fund's investment objective is capital growth. The fund will seek to achieve this objective by investing primarily in securities of foreign issuers that have the potential for appreciation. The fund will invest primarily in issuers in developed markets. Share price will fluctuate with changes in market, economic, and foreign currency exchange conditions as well as with changes in portfolio company prospects.

          Berger Small Cap Stock Fund
          ---------------------------

          The Berger Small Cap Value Fund's investment objective is capital appreciation. The fund seeks to achieve this objective by investing primarily in common stocks of small companies (market capitalization of less than $1 billion) that the fund believes are undervalued in the marketplace relative to their assets, earnings, cash flow, or business franchise.

     OTHER OPTIONS

          Capital City Bank Group Common Stock
          ------------------------------------

          This investment option invests in the common stock of Capital City Bank Group, Inc.


Benefits Payments
-----------------

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account or annual installments over a ten-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

Vesting
-------

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service. Credited service is based on 1,000 hours of work in one year.


2.    SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
-------------------

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
-------------------------------------------

The Plan's investments are stated at fair value as determined by quoted market prices on the last day of the plan year.

Purchases and sales of securities are recorded on a settlement date basis, which does not materially differ from the trade date.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses
-------------

All plan expenses are paid by the plan sponsor.


3.    INVESTMENTS

Investments that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998 are as follows:

                                                     1999         1998
                                                  ----------   ----------
Fair value as determined by quoted market value:
  Mutual funds:
    SEI S&P 500 Fund                              $1,194,103    $651,215
    American Century International Growth Fund       352,099     151,100
    Berger Small Cap Stock Fund                      244,562     155,124
    Capital City Bank Group Common Stock              83,463      68,358
    SEI Bond Index Fund                               81,810     111,907

During the year ended December 31, 1999, the Plan's investments
(including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:


             Mutual funds                 $333,299
             Common stock                  (20,603)
                                          --------
                                          $312,696



4.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants would become 100% vested in their employer contributions.


5.    TAX STATUS

The Internal Revenue Service issued a determination letter dated
July 20, 1999 stating that the Plan was designed in accordance with applicable IRC requirements as of that date.

                                                         Schedule I

                  CAPITAL CITY BANK GROUP, INC.

                   PROFIT SHARING 401(K) PLAN


SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        DECEMBER 31, 1999


                  Description                           Fair
                                                        Value
------------------------------------------------     ----------
MONEY MARKET FUND:
  Provident T-Fund                                   $   34,947
                                                     ----------
MUTUAL FUNDS:
  SEI S&P 500 Fund                                    1,194,103
  American Century International Growth Fund            352,099
  Berger Small Cap Stock Fund                           244,562
  SEI Bond Index Fund                                    81,810
  SEI Short Duration Government Fund                     21,518
                                                     ----------
        Total mutual funds                            1,894,092
                                                     ----------
COMMON STOCK:
  Capital City Bank Group Common Stock                   83,463
                                                     ----------
        Total investments                            $2,012,502
                                                     ==========


                *Represents a party in interest.

  The accompanying notes are an integral part of this schedule.

       CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
       ---------------------------------------------------


As independent certified public accountants, we hereby consent to the incorporation of our report dated June 9, 2000, included in this Form 11-K, into the Company's previously filed Registration
Statement File No. 333-36693.

ARTHUR ANDERSEN LLP

Jacksonville, Florida
June 27, 2000

Signatures

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned Chief Financial Officer hereunto duly authorized.

CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan.

By:  Capital City Trust Company, Trustee



By:  /s/ Randolph M. Pople
     ----------------------------------
     Randolph M. Pople, President